UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RiT TECHNOLOGIES LTD.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per share

(Title of Class of Securities)

M8215N 10 9

(CUSIP Number)

Yehuda Zisapel c/o RiT Technologies Ltd 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-6455212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2008

(Date of Event Which Requires
Filing of This Statement)

        If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF  5 PAGES

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	Names of Reporting Persons. Yehuda Zisapel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 261,786*
	8	Shared Voting Power
	9	Sole Dispositive Power 261,786*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 261,786*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%**
14	Type of Reporting Person (See Instructions) IN

*Includes warrants exercisable into 201,786 Ordinary Shares and options exercisable into 60,000 Ordinary Shares.

** Based on 14,943,360 Ordinary Shares outstanding as of March 27, 2008 (includes the warrants and options exercisable into 261,786 Ordinary Shares).

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 3 OF 5 PAGES

1	Names of Reporting Persons. Retem Local Networks Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 0
	8	Shared Voting Power
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 4 OF 5 PAGES

        This Amendment No. 3 to Schedule 13D amends and supplements the statement initially filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2005 (the “Statement”) by Yehuda Zisapel and Retem Local Networks Ltd. (the “Reporting Persons”) in respect of the Ordinary Shares, nominal value NIS 0.10 per share (the “Shares”) of RiT Technologies Ltd. (the “Issuer”).

        Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the Statement.

        The following amends Item 4 of the Statement.

        Item 4.     Purpose of the Transaction.

        Following the closing of the transaction more fully described in Amendment No.2 to the Schedule 13D filed with the Commission by the Reporting Persons on March 31, 2008, the Reporting Persons are no longer holders of more than 5% of the Issuer’s securities.

[SIGNATURE PAGE TO FOLLOW]

CUSIP No. M8215N 10 9	SCHEDULE 13D	PAGE 5 OF 5 PAGES

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2008	/s/ Yehuda Zisapel —————————————— Yehuda Zisapel

Retem Local Networks Ltd. By: /s/ Yehuda Zisapel —————————————— Yehuda Zisapel Director